Exhibit 10.2

September 24, 2007

David Crussell

1530 Rose Lane

Pleasanton, CA 94566

Re:	Transition Agreement

Dear Dave:

This letter sets forth the terms of the transition agreement (the “Agreement”) between you and SumTotal Systems, Inc. (the “Company”).

1.	Separation Date. As discussed, your last day of employment with the Company shall be December 31, 2007 (the “Separation Date”). Of course, the Company will accelerate the Separation Date in the event that you materially breach this Agreement, the Confidentiality Agreement or any Company policy. Your employment with the Company from the date of this letter through the Separation Date shall be referred to as the “Transition Period” for the purposes of this Agreement, and will be subject to the following terms and conditions.

2.	Transition Duties. You shall continue to be employed by the Company and make yourself available to work for up to 40 hours per month (the “Transition Period”), subject to all of the standard policies and procedures of the Company. You shall, within a reasonable period of time following any requests made of you by the Company’s Chief Executive Officer (“CEO”): (i) discharge and perform any and all duties reasonably requested of you by the CEO or his designee; (ii) take all steps reasonably satisfactory to the CEO to ensure the orderly transition of all matters that you have handled during the course of your employment with the Company; and (iii) provide transition briefing information to the CEO as he requests. All such requests by the CEO shall be made with reasonable notice to you in advance, such that you need not be “on call” during the Transition Period and nothing in this Paragraph shall in any way limit your right to attend to personal matters during the Transition Period, even if attending to such personal matters renders you immediately unavailable to respond to the requests of the CEO. During the Transition Period, you will not have authority to bind the Company or make management decisions, unless expressly authorized in writing in advance by the CEO, or his designee.

3.	Salary Continuation and General Employee Benefits. Through the Separation Date, you will continue to receive your current base salary, paid in the Company’s ordinary payroll cycle and subject to standard deduction and withholdings. You will also continue to be eligible for the Company’s standard employment benefits pursuant to the terms, conditions and limitations of the benefit plans.

Transition Agreement – David Crussell

September 24, 2007

4.	Vesting of Equity Awards. To the extent consistent with the terms of the equity awards provided to you in connection with your employment (the “Equity Awards”) and the Company’s applicable equity incentive plans (the “Equity Plans”), your Equity Awards will continue to vest during the Transition Period in accordance with the operative agreements and the applicable Equity Plans. You and the Company agree that, effective as of the Separation Date, your “service” to the Company (for the purposes of the Equity Awards and the applicable Equity Plans) will cease, which means that vesting of all Equity Awards shall cease as of the Separation Date. All other terms of the Equity Awards remain subject to the terms and conditions of the operative agreements and the applicable Equity Plans. Accordingly, your right to exercise any vested shares shall be in accordance with the applicable Equity Awards and Equity Plans.

5.	Accrued Salary and Paid Time Off. On the Separation Date, regardless of whether you sign this Agreement, you will be paid all accrued and unused paid time off earned through that date, subject to standard payroll deductions and withholdings. You are entitled to these payments by law. You will continue to accrue paid time off during the Transition Period at the same rate you were earning such benefit prior to your execution of this Agreement.

6.	Severance. The Company will pay you severance in the amount of $233,333, which is equivalent to eight months base salary (the “Severance Payment”). The Severance Payment shall be made in one lump sum, on the payroll date following the effective date of the Separation Date Release. The Severance Payment will be subject to standard payroll deductions and withholdings, the satisfaction of any outstanding debts to the Company, and your timely return of all Company Property.

7.	Executive and Management Bonus Plan. Although you will have not earned any bonus or incentive compensation under the terms of the Company’s Executive and Management Bonus Plan (the “Bonus Plan”) through the end of December 31, 2007, and the Company is not obligated to make any payment to you under the Bonus Plan, pursuant to this Agreement, assuming you sign and allow to become effective this Agreement and the Separate Date Release, the Company will pay you a pro-rated amount (eight-ninths for third quarter and eight-twelfths for fourth quarter) of the amount you would have normally received for the financial component payout for the third and fourth quarters of 2007 if you had remained fully employed through December 31, 2007 and the plan payout date applicable to the third and fourth quarters. These payments shall be made on the same terms and at the same time all other eligible employees receive the third and fourth quarter 2007 financial component payouts. You expressly acknowledge that you are not entitled to any payout of the MIT component of the Bonus Plan for fiscal year 2007.

Transition Agreement – David Crussell

September 24, 2007

8.	Retention Bonus. Provided you comply with the terms of this Agreement and the Retention Bonus Agreement, you shall receive your retention bonus of $206,250 on the first payroll after October 19, 2007 (“Retention Bonus”). Such Retention Bonus shall be subject to the Company’s standard payroll deductions, including tax and payroll withholdings.

9.	Health Care Coverage. To the extent provided by the federal COBRA law or, if applicable, state insurance laws (collectively, “COBRA”), and by the Company’s current group health insurance policies, you will be eligible to continue your group health insurance benefits at your own expense after the Separation Date. On or after the Separation Date, you will be provided with a separate notice more specifically describing your rights and obligations to continuing health insurance coverage under the COBRA laws. Although the Company is not otherwise obligated to do so, if you enter into this Agreement, comply with your obligations hereunder, and, on or timely after the Separation Date, you sign, date, return to the Company and allow to become effective the Separation Date Release, the Company agrees to reimburse your COBRA premiums (the “COBRA Reimbursement”) sufficient to continue your group health insurance coverage at its current level (including dependent coverage, if any), for eight months through August 31, 2008, provided however that, the Company’s obligation to provide the COBRA Reimbursement ceases immediately if you become eligible for group health insurance coverage through a new employer or if you materially breach this Agreement or the Confidentiality Agreement. You agree to immediately notify the Company’s Vice President, Human Resources in writing if you become eligible for group health insurance coverage through a new employer at any time prior to August 31, 2008.

10.	Other Compensation or Benefits and Agreements. You acknowledge that, except as provided in this Agreement, you have not earned and will not receive any other compensation, including without limitation salary, bonus, incentive compensation, or severance, or any benefits before or after the Separation Date, with the exception of any vested right you may have under the express terms of a written ERISA-qualified benefit plan (e.g., 401(k) account) or any vested Equity Awards. You expressly acknowledge that your Amended and Restated Change of Control Agreement dated August 31, 2006 (“Change of Control Agreement”) is hereby terminated, effective on the Effective Date of this Agreement. You also expressly acknowledge that the following agreements shall remain in full force and effect: (a) Retention Bonus Agreement dated October 25, 2005, (b) Employee Invention, Confidentiality, Unfair Competition, and NonSolicitation Agreement dated May 17, 2004, and (c) Indemnification Agreement dated April 14, 2004 (“Indemnification Agreement”).

11.

Noncompetition. From the Effective Date through August 31, 2008, you will not perform, directly or indirectly, the same or similar services for any Competitor of the Company, and you will not engage in any business activities competitive with the Company on your own behalf (or prepare to engage in such activities). You acknowledge and agree that: your performance of any such services would inevitably

Transition Agreement – David Crussell

September 24, 2007

make use of the confidential or proprietary information of the Company; you have had access to competitively valuable such confidential and proprietary information during the course of your employment for the Company (including but not limited to: information regarding the Company’s product research and development, “roadmaps,” sales and marketing plans, partnership plans, business plans, proposed merger and acquisition activities, finances and operations, personnel); and that any breach of the provisions of this section would be material and cause irreparable harm to the Company and provide the basis for injunctive relief. For purposes of this Agreement, “Competitor” means any company, partnership, sole proprietorship, or other entity which is, or plans or proposes to be, competitive with the Company, or any of the Company’s lines of business or planned or proposed lines of business. If you violate this section, or Sections 14 or 15 of this Agreement, you will forfeit and not be entitled to receive any unpaid payments under the 2007 Executive and Management Bonus Plan as set forth in Section 7, or Severance Payment as set forth in Section 6, (collectively, “Non-Compete Payments”) and be required to reimburse the Company an amount equal to the unpaid Non-Compete Payments.

12.	Expense Reimbursements. You agree that, on or before the Separation Date, you will submit your final documented expense reimbursement statement reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement. The Company will reimburse you for these expenses pursuant to its regular business practice.

13.

Return of Company Property. Except for documents or materials that the Company authorizes you in writing to retain for purposes of performing the services during the Transition Period (if any) and except for your Company laptop and phone, which you may keep, on the Separation Date, you shall return to the Company all Company documents (and all copies thereof) and other Company property that you have in your possession or control, including, but not limited to, sales reports, sales and marketing information, client information, Company products, samples, equipment, files, notes, correspondence, memoranda, email, computer-recorded information, electronic information, drawings, records, compilations of data, plans, forecasts, operational and financial information, research and development information, personnel information, product and manufacturing information, specifications, tangible property, credit cards, entry cards, identification badges and keys; and any materials of any kind that contain or embody any proprietary or confidential information of the Company (and all reproductions thereof in whole or in part). You agree that you will make a diligent search to locate any such documents, property and information on the Separation Date. In addition, if you have used any personally owned computer, server, or e-mail system to receive, store, review, prepare or transmit any Company confidential or proprietary data, materials or information, then on or before the Separation Date you shall provide the Company with a computer-useable copy of such information and then permanently delete and expunge such Company confidential or proprietary information from those systems without retaining any copy or reproduction; and you shall provide the Company access to your system as requested to verify that the necessary copying

Transition Agreement – David Crussell

September 24, 2007

and/or deletion is done. If you have any technical difficulties deleting such information, you should contact Richard Walsh at the Company, who will either assist you in the deletion process or waive your obligation to delete the specified information. Your failure to timely comply with this paragraph will be considered a material breach of this Agreement.

14.	Proprietary Information Obligations. You hereby acknowledge and reaffirm your continuing obligations under your Employee Invention, Confidentiality, Nonsolicitation, and Noncompetition Agreement (the “Confidentiality Agreement”), a copy of which is attached hereto as Exhibit A.

15.	Post-Employment Period Restrictions. You hereby agree that, during the Transition Period and for one (1) year after the Separation Date, you will comply with the post-employment period restrictions (the “Post-Employment Period Restrictions”) set forth in sections 16 and 17 of this Agreement.

16.	Nonsolicitation of Business and Customers. You will not, directly or indirectly, solicit or attempt to solicit any business from any company or other entity (whether business, government, or otherwise), on behalf of a Competitor, which, during the one year preceding the Effective Date (i) you had any direct or indirect (e.g. through a third party) contact or association with the customer, alliance, partner or vendor, or (ii) the customer, alliance, partner or vendor was under your supervision.

17.	Nonsolicitation of Employees. You will not, directly or indirectly, induce, encourage, solicit, attempt to solicit or cause to be solicited any employee or contractor of the Company to leave his or her employment, terminate his or her work for the Company, or refrain from providing services to the Company, or any of its subsidiaries or affiliates.

18.	Confidentiality. The provisions of this Agreement will be held in strictest confidence by you and the Company and will not be publicized or disclosed in any manner whatsoever; provided, however, that: (a) you may disclose this Agreement in confidence to your immediate family; (b) the parties may disclose this Agreement in confidence to their respective attorneys, accountants, auditors, tax preparers, and financial advisors; (c) the Company may disclose this Agreement as necessary to fulfill standard or legally required corporate reporting or disclosure requirements; and (d) the parties may disclose this Agreement insofar as such disclosure may be necessary to enforce its terms or as otherwise required by law.

19.	Nondisparagement. You agree not to disparage the Company or the Company’s current and former officers, directors, employees, shareholders, parents, subsidiaries, affiliates, and agents, in any manner likely to be harmful to them or their business, business reputation or personal reputation; and the Company (through its officers and directors) agrees not to disparage you in any manner likely to be harmful to you or your business or personal reputation; provided that the parties may respond accurately and fully to any request for information if required by legal process.

Transition Agreement – David Crussell

September 24, 2007

20.	Cooperation. You agree to cooperate fully with the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of your employment by the Company. Such cooperation includes, without limitation, making yourself available to the Company upon reasonable notice, without subpoena, to provide complete, truthful and accurate information in witness interviews, depositions and trial testimony. The Company will reimburse you for reasonable out-of-pocket expenses you incur in connection with any such cooperation (excluding forgone wages, salary, or other compensation) and will make reasonable efforts to accommodate your scheduling needs. In addition, you agree to execute all documents (if any) necessary to carry out the terms of this Agreement.

21.	No Admissions. The promises and payments in consideration of this Agreement shall not be construed to be an admission of any liability or obligation by either party to the other party, and neither party makes any such admission.

22.	No Voluntary Adverse Action. You agree that you will not voluntarily assist any person in preparing, bringing, or pursuing any litigation, arbitration, administrative claim or other formal proceeding against the Company, its parents, subsidiaries, affiliates, officers, directors, employees or agents, unless pursuant to subpoena or other compulsion of law.

23.

Release of Claims. In exchange for consideration provided to you by this Agreement that you are not otherwise entitled to receive, you hereby generally and completely release the Company and its current and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to or on the date that you sign this Agreement. This general release includes, but is not limited to: (a) all claims arising out of or in any way related to your employment with the Company, or the termination of that employment; (b) all claims related to your compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company; (c) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing (including but not limited to claims arising from or based on the Bonus Plan, and the Change of Control Agreement); (d) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (e) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act (as amended) (“ADEA”), and the California Fair Employment and Housing Act (as amended). You represent that you

Transition Agreement – David Crussell

September 24, 2007

have no lawsuits, claims or actions pending in your name, or on behalf of any other person or entity, against the Company or any other person or entity subject to the release granted in this paragraph. Notwithstanding the foregoing, you are not hereby releasing the Company from any obligation undertaken in this Agreement; or any obligation the Company may otherwise have to indemnify you for your acts within the course and scope of your employment with the Company, pursuant to your Indemnification Agreement.

24.	ADEA Waiver. You hereby acknowledge that you are knowingly and voluntarily waiving and releasing all rights, if any, you may have under the ADEA and that the consideration given for the waiver and release in the preceding paragraph is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised by this writing, as required by the ADEA, that: (a) your waiver and release do not apply to any rights or claims that may arise after the date that you sign this Agreement; (b) you should consult with an attorney prior to signing this Agreement (although you may decide voluntarily not to do so); (c) you have twenty-one (21) days within which to consider this Agreement (although you may choose voluntarily to sign this Agreement earlier); (d) you have seven (7) days following your signing of this Agreement to revoke this Agreement (by a written revocation received by the CEO); and (e) this Agreement will not be effective until the eighth day after this Agreement has been signed both by you and by a duly authorized officer of the Company (the “Effective Date”).

25.	Section 1542 Waiver. In giving the release herein, which includes claims which may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code, which reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

You hereby expressly waive and relinquish all rights and benefits under that section and any law of any other jurisdiction of similar effect, including but not limited to your release of any unknown or unsuspected claims herein.

26.

Dispute Resolution. To aid in the rapid and economical resolution of any disputes which may arise under this Agreement, you and the Company agree that any and all claims, disputes or controversies of any nature whatsoever arising from or regarding the interpretation, performance, negotiation, execution, enforcement or breach of this Agreement, will be resolved by confidential, final and binding arbitration conducted before a single arbitrator with JAMS, Inc. (“JAMS”) in San Francisco, California, under JAMS’ then-applicable arbitration rules. The parties acknowledge that by agreeing to this arbitration procedure, they waive the right to resolve any such dispute through a trial by jury, judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The

Transition Agreement – David Crussell

September 24, 2007

arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The Company shall bear the JAMS arbitration fees and administrative costs. Nothing in this Agreement shall prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. The parties agree that the arbitrator shall award reasonable attorneys fees and costs to the prevailing party in any action brought hereunder, and the arbitrator shall have discretion to determine the prevailing party in an arbitration where multiple claims may be at issue.

27.	General. This Agreement, including the Exhibits, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to the subject matter hereof. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations, including but not limited to the Change of Control Agreement. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question shall be deemed modified so as to be rendered enforceable consistent with the intent of the parties insofar as possible under applicable law. This Agreement will be governed by the laws of the State of California without regard to conflicts of law principles. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement, or rights hereunder, shall be in writing in order to be effective and shall not be deemed to be a waiver of any successive breach or rights hereunder. This Agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile signatures shall be equivalent to original signatures.

28.

Compliance with Section 409A of the Internal Revenue Code of 1986, as amended. This Agreement is intended to comply with Section 409A of the Code (or any regulations or rulings thereunder), and shall be construed and interpreted in accordance with such intent. Notwithstanding anything to the contrary in this Agreement, the Company shall have the authority and the obligation to delay the payment of any amounts or the provision of any benefits under this Agreement to the extent it deems necessary or appropriate to comply with Section 409A(a)(2)(B)(i) of the Code (relating to payments made to certain “key employees” of certain publicly-traded companies). In such event, the payment of amounts or the provision of any benefits under this Agreement to which you are entitled will be delayed until the first

Transition Agreement – David Crussell

payroll immediately following the expiration date of the six month “waiting” period required by Section 409A. Any provision of this Agreement that would cause the payment of any benefit to fail to satisfy Section 409A of the Code shall have no force and effect until amended to comply with Code Section 409A (which amendment may be retroactive to the extent permitted by the Code or any regulations or rulings thereunder).

If this Agreement is acceptable to you, please sign below and return the original to Erika Rottenberg within twenty-one (21) days after your receipt of this Agreement. The offer contained in this Agreement will automatically expire if the Company does not receive the fully executed Agreement from you by that date. Do not sign the Separation Date Release attached as Exhibit B until the Separation Date.

This Agreement shall be subject to the approval of SumTotal’s Board of Directors and shall not be a binding obligation on the Company until such approval is obtained, if it is obtained.

The Company looks forward to continuing to work with you during the Transition Period and wishes you the best in your future endeavors.

Sincerely,

SUMTOTAL SYSTEMS, INC.

By:	/s/ Erika Rottenberg 9/28/07

UNDERSTOOD AND AGREED:

/s/ David Crussell
David Crussell

9/24/07
Date

Enclosures:

Exhibit A	–	Employee Invention, Confidentiality, Nonsolicitation, and Noncompetition Agreement

Exhibit B	–	Separation Date Release